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Exhibit 12.1

EAST WEST BANCORP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ending December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Income (Loss) before tax	$104,722	$(97,168)	$262,259	$233,781	$170,361
Fixed Charges
Interest expense	110,022	131,634	124,578	92,303	37,698
Estimate of interest within rental expense	5,014	3,574	3,545	3,022	2,298
Preferred dividends	24,784	17,928	-	-	-

Fixed charges and preferred dividend, excluding interest on deposits	$139,820	$153,136	$128,123	$95,325	$39,996

Interest on deposits	129,477	178,060	241,035	200,265	93,586

Fixed charges and preferred dividend, including interest on deposits	$269,297	$331,196	$369,158	$295,590	$133,582

Total earnings, fixed charges and preferred dividends, excluding interest on deposits	244,542	55,968	390,382	329,106	210,357
Total earnings, fixed charges and preferred dividends, including interest on deposits	374,019	234,028	631,417	529,371	303,943
Ratio of Earnings to Fixed Charges and Preferred Dividends
Excluding interest on deposits	1.75	0.37	3.05	3.45	5.26
Including interest on deposits	1.39	0.71	1.71	1.79	2.28

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  Exhibit 12.1